Exhibit to Accompany
Item 77J
Form N-SAR

The Primary Funds, Inc.
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination,
Disclosure and Financial Statement
Presentation of Income, Capital Gain and
Return of Capital Distributions by Investment
Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has increased accumulated net investment income and reduced paid in capital by $1 for the six months ended
December 31, 2002.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital accounts on a tax basis.